EXHIBIT 3

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

1.	INTRODUCTION

This discussion and analysis of financial position and results of operations (“MD&A”) and cash flows of Entrée Gold Inc. (the Company) should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2006. Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is March 21, 2007.

The annual financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars. All references to “common shares” refer to the common shares in our capital stock.

As used in this quarterly report, the terms “we”, “us”, “our”, the “Company” and “Entrée” mean Entree Gold Inc. and our wholly-owned Mongolian subsidiary Entrée LLC, unless otherwise indicated.

This MD&A contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this MD&A.

2.	OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties. We have exploration properties in Mongolia and Arizona, USA. In Mongolia, we hold four mineral exploration licenses granted by the Mineral Resources and Petroleum Authority of Mongolia, a division of the government of Mongolia. All of these mineral exploration licenses have been registered in the name of our Mongolian subsidiary Entrée LLC.

We have also entered into an option agreement to acquire a property in the Safford district of Arizona, USA.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

The Company trades on three stock exchanges: the Toronto Stock Exchange (TSX:ETG), the American Stock Exchange (AMEX:EGI) and the Frankfurt Stock Exchange (FWB:EKA, WKN 121411).

Equity Participation and Earn-In Agreement with Ivanhoe Mines Ltd.

We entered into an arm’s-length Equity Participation and Earn-In Agreement dated October 15, 2004, with Ivanhoe Mines Ltd. (“Ivanhoe”), an unrelated Yukon corporation which owns a mineral exploration property known as Oyu Tolgoi, or ‘Turquoise Hill’, which is located adjacent to our Lookout Hill property. This agreement provided that, upon satisfaction of certain conditions, Ivanhoe Mines Ltd. would:

•

subscribe for 4,600,000 units of our company for C$1.00 per unit, with each unit consisting of one common share of our company and one share purchase warrant entitling the holder to purchase one additional common share of our company for a purchase price of C$1.10 for two years from the date of purchase.

•

have the right, during an earn-in period beginning on closing of the subscription for units and ending, at the latest, on the eighth anniversary of that closing date (subject to earlier expiration as specified in the agreement), to earn a participating interest in a mineral exploration and, if warranted, development and mining project to be conducted by Ivanhoe Mines Ltd. on a portion of our company’s Lookout Hill property consisting of approximately 40,000 hectares of the land area of our Lookout Hill property shown on the map below. The amount of the participating interest in the project will vary depending on the amount of money that Ivanhoe expends on the project during the earn-in period, but the agreement provides that Ivanhoe can earn a 51% interest by expending an aggregate of at least $20,000,000 during the earn-in period, a 60% interest by expending an aggregate of at least $27,500,000 during the earn-in period, or a sliding percentage interest, depending on the depth from which minerals are extracted from the project, of between 70% and 80% by expending an aggregate of at least $35,000,000 during the earn-in period.

•

have the right to nominate one member of our Board of Directors until the earlier to occur of (a) the expiration of the earn-in period, or (b) the date upon which Ivanhoe ceases to own at least ten percent (10%) of our issued and outstanding common shares (assuming the exercise by Ivanhoe of all securities convertible into our common shares).

In addition, the Equity Participation and Earn-In Agreement gives to Ivanhoe a pre-emptive right to such percentage of any offering of securities of our company as will enable them to preserve their ownership percentage in our company which, after the acquisition of the 4,600,000 units, would be approximately 9% prior to exercise of any of their share purchase warrants and could, upon the exercise of the latter, go as high as 17% of our issued and outstanding common shares. In June 2005, Ivanhoe exercised its 4,600,000 share purchase warrants (see below).

The portion of our property subject to the Equity Participation and Earn-In Agreement, which is referred to in the agreement as the “Project Property”, is shown below:

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

We closed the private placement described in the Equity Participation and Earn-In Agreement on November 9, 2004, at which time Ivanhoe purchased the 4,600,000 units described above.

We believe that the Equity Participation and Earn-In Agreement represents a significant milestone in the development of our company. It has enabled us to raise money that we can use to pursue our exploration activities on the balance of our Lookout Hill property and elsewhere. It has the potential, depending on how much money Ivanhoe actually expends on the project during the earn-in period, to enable the exploration of that portion of our Lookout Hill property at little or no cost to our company.

Investment by Rio Tinto in Entrée Gold Inc.

In June 2005, Rio Tinto (one of the world’s largest mining and exploration companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc (collectively, “Rio Tinto”) completed a private placement into Entrée, whereby they purchased 5,665,730 units at a price of C$2.20 per unit, which consisted of one Entrée common share and two warrants (one “A” warrant and one “B” warrant). Two “A” warrants entitle Rio Tinto to purchase one Entrée common share for C$2.75 within two years; two “B” warrants entitle Rio Tinto to purchase one Entrée common share for C$3.00 within two years. Proceeds from Rio Tinto’s investment were

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

$10,170,207. Ivanhoe exercised its pre-emptive right to maintain proportional ownership of Entrée’s shares and thereby exercised its warrant for 4,600,000 shares at C$1.10, resulting in proceeds to Entrée of $4,069,214. In July Ivanhoe took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to Entrée of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

At March 21, 2007, Ivanhoe now owns approximately 14.7% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.2% upon the exercise of warrants.

At March 21, 2007, Rio Tinto now owns approximately 8.9% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.3% upon the exercise of warrants.

Ivanhoe and Rio Tinto are required to vote these shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our shareholders except for “extraordinary” matters. “Extraordinary” matters are matters requiring a special majority (66.33%), the vote of a majority of disinterested shareholders and matters where Ivanhoe or Rio Tinto is precluded from voting.

Investment by Rio Tinto in Ivanhoe Mines Ltd.

In October 2006, Rio Tinto announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe. The proceeds from this investment were targeted to fund the joint development of the Oyu Tolgoi copper-gold project. The Company believes this investment is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi deposit and in the country of Mongolia.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiary, Entrée LLC. We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia. Our Mongolian office is staffed by our Vice-President, Exploration, an operations manager, an office administrator, two office assistants, and a full-time accountant.

We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe and our exciting and promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio. In February 2006, Entrée entered into an option agreement to acquire three licenses in northwestern Mongolia, collectively referred to as the Oyut Tolgoi project. Based on due diligence conducted, we chose not to proceed with the acquisition of these licenses. In May 2006, Entrée entered into an option agreement to acquire the Sol Dos prospect in southeastern Arizona, USA. The Company conducted geophysical surveys in the fall of 2006, to delineate potential drill targets. Results of this preliminary exploration program were announced in January 2007. A drilling program has been proposed and is expected to begin early 2007.

Mineral Resource Estimate

On February 1, 2006, Entrée announced that a mineral resource estimate prepared by Ivanhoe under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial Inferred Resource for the northern extension of the Hugo North deposit (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Shivee Tolgoi property, in Mongolia’s South Gobi region. The drilling and exploration work that resulted in the preparation of this Inferred Resource estimate was conducted in order for Ivanhoe to earn an interest in Lookout Hill.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe through November 1, 2006. The updated mineral resource estimate was prepared by AMEC Americas Limited (“AMEC”) and the corresponding technical report will be filed on SEDAR (www.sedar.com). At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to hold an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%). This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold. An Inferred Resource estimate for the Hugo North Extension is estimated to contain 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%). The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

Listing of Common Stock on Other Stock Exchanges

Trading of our shares of common stock commenced on the AMEX effective July 18, 2005, under the trading symbol “EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained “ETG”. The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol “EKA”, and “WKN 121411”.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

3.	SELECTED ANNUAL INFORMATION

The foregoing financial data has been prepared in conformity with generally accepted accounting principles in the United States of America and includes the accounts of the Company and its wholly-owned subsidiaries.

Fluctuations in net losses are discussed below:

Year ended December 31, 2004 – Loss includes an expanding work program and higher general and administrative expenses.

Year ended December 31, 2005 – Loss includes commencement of significant drilling program, higher general and administrative expense to oversee the larger exploration program and one-time stock-based compensation expense arising from the vesting of most employee stock options at the time the Company became a Tier I Issuer on the TSX Venture exchange.

Year ended December 31, 2006 – Loss includes continuation of exploration program in Mongolia, commencement of exploration in Arizona, listing fees associated with moving to the Toronto Stock Exchange and increased corporate overhead.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

4.	REVIEW OF OPERATIONS

Results of operations are summarized as follows:

Mineral properties expenditures are summarized as follows:

A)	EXPLORATION

I)	Ivanhoe Earn-in

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s 179,500 hectare Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of $20,000,000 over 5 years in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

below a depth of 560 metres by spending $35,000,000 over 8 years. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production by debt financing, to be recovered from production cash flow. To December 31, 2006 Ivanhoe has advised us that they have spent approximately $17 million on the project.

i)	Hugo North Extension

On February 1, 2006, Entrée announced that a new mineral resource estimate prepared by Ivanhoe under the supervision of AMEC had delineated an initial Inferred Resource for the Hugo North Extension on the Copper Flats area of Entrée’s Shivee Tolgoi property, in Mongolia’s South Gobi region. The resource estimate was the result of Ivanhoe’s aggressive work program that defined a 625 metre extension to the Hugo North Deposit on Entrée’s property and outlined some extremely rich copper-gold mineralization.

This initial Copper Flats Inferred Resource is estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 grams of gold per tonne (g/t) for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off (see table below). At the 0.6% cut-off, the Inferred Resource is estimated to contain 6.6 billion pounds of copper and 3.2 million ounces of gold.

At a higher cut-off of 2% copper equivalent, the new estimate yields an Inferred Resource of 64 million tonnes at an average grade of 2.78% copper and 1.10 g/t gold for a copper equivalent grade of 3.48% - the highest-grade resource defined to date at Ivanhoe’s Oyu Tolgoi property. The Hugo North Extension continues to be expanded by ongoing exploration drilling.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe through November 1, 2006. The updated mineral resource estimate was prepared by AMEC Americas Limited (“AMEC”) and the corresponding technical report will be filed on SEDAR (www.sedar.com). At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to hold an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%). This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold. An Inferred Resource estimate for the Hugo North Extension is estimated to contain 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%). The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section uses the term “Inferred Resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

Table 1: Hugo North Extension Inferred Mineral Resource on the Ivanhoe/Entrée Shivee Tolgoi Joint Venture Property as of February 20, 2006 at various Copper-Equivalent cut-off grades

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq(‘000 lb)
Indicated	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3.0	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2.5	42,400,000	3.08	1.17	3.83	2,879,000	1,590,000	3,580,000
	2.0	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1.5	65,400,000	2.56	0.96	3.17	3,691,000	2,020,000	4,571,000
	1.25	74,300,000	2.39	0.88	2.96	3,915,000	2,100,000	4,849,000
	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.9	89,700,000	2.14	0.77	2.63	4,232,000	2,220,000	5,201,000
	0.8	96,700,000	2.04	0.72	2.50	4,349,000	2,240,000	5,330,000
	0.7	107,400,000	1.91	0.66	2.33	4,522,000	2,280,000	5,517,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.5	123,900,000	1.73	0.58	2.10	4,726,000	2,310,000	5,736,000
	0.4	130,300,000	1.67	0.55	2.02	4,797,000	2,300,000	5,803,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000
Inferred	3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
	3.0	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	2.5	5,900,000	2.68	0.87	3.23	349,000	170,000	420,000
	2.0	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000
	1.5	29,100,000	1.73	0.58	2.10	1,110,000	540,000	1,347,000
	1.25	45,000,000	1.55	0.46	1.84	1,538,000	670,000	1,825,000
	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.9	70,000,000	1.33	0.37	1.56	2,053,000	830,000	2,407,000
	0.8	78,300,000	1.27	0.34	1.49	2,192,000	860,000	2,572,000
	0.7	87,000,000	1.21	0.32	1.42	2,321,000	900,000	2,724,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	0.5	105,200,000	1.09	0.29	1.27	2,528,000	980,000	2,945,000
	0.4	127,600,000	0.96	0.26	1.13	2,701,000	1,070,000	3,179,000
	0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000

* Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold); %Cu equivalent = %Cu + [Au(g/t)x(11.25/17.64)]

Ivanhoe has the right to earn an 80% interest in mineral rights on the project area below a depth of 560 metres. Accordingly, Entrée’s 20% interest in the Indicated Resource using a 0.6% copper equivalent cut-off is estimated to be 23.4 million tonnes, containing approximately 930 million pounds of copper and approximately 640,000 ounces of gold. Entrée’s 20% interest in the Inferred Resource is estimated to be 19.1 million tonnes, containing approximately 484 million

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

pounds of copper and approximately 190,000 ounces of gold. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In 2006, Ivanhoe completed a program of condemnation drilling on the Entrée-Ivanhoe Lookout Hill Agreement Area in preparation for infrastructure construction associated with the development of Oyu Tolgoi. On October 25, 2006, we announced that a body of low-grade shallow copper and gold mineralization (“Ulaan Khud”). was intersected approximately 6.9 km north of the Hugo North Extension. The area between Ulaan Khud and the Hugo North Extension has received only limited drill testing and remains a viable exploration target.

The potential southern extension to the Oyu Tolgoi deposits which lies within the Entrée-Ivanhoe Agreement Area is currently being drill tested by Ivanhoe.

II)	Lookout Hill

In 2006, eleven diamond drill holes, totaling 8,614.1 m, and 18 shallow reverse circulation holes, totaling 3,290 m, were completed by Entrée on targets outside the Entrée-Ivanhoe Agreement Area. Drilling outlined a new area of molybdenum mineralization west of Oyu Tolgoi, in the West Grid area of Lookout Hill. Elevated molybdenum is associated with the Oyu Tolgoi mineralized system; however, this is the first time significant molybdenum values have been encountered in drilling on the portion of Lookout Hill that is outside the Agreement with Ivanhoe. Porphyry systems tend to occur in clusters, with multiple ore bodies over large areas. The relationship between this new zone and the Oyu Tolgoi mineralized system is currently undefined. Establishing a better understanding of this new zone will be one of Entrée’s primary initiatives during 2007.

Additional work included Induced Polarization (“IP”) and magnetometer geophysical surveys, soil and rock geochemical sampling, and geological mapping.

The areas targeted by drilling included: West Grid geophysical, geological and geochemical anomalies; the large Ring Dyke geophysical anomaly and associated zones of alteration; the Zone III epithermal gold system; and the Zones I and II areas of associated alteration and geophysical targets.

Significant results include:

a)

The identification of a northerly trending 9+ km long zone of intrusive-contact related molybdenum mineralization. This molybdenum enriched area has been outlined by non-continuous surface soil and rock geochemical sampling and 2,438.8 m of diamond drilling. Follow-up exploration, including diamond drilling, is planned for the 2007 exploration season.

b)

Drilling of geophysical IP targets in the West Grid area identified Devonian aged intrusives (the age of copper-gold mineralization at Oyu Tolgoi) in association with alteration and sulphide mineralization (predominantly pyrite). Drilling at the north end of a strong IP

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

conductor, that trends south onto the joint Entrée-Ivanhoe Agreement Area to the south and west of Ivanhoe’s Oyu Tolgoi concession, intersected zones of strong pyrite mineralization with narrow intervals of anomalous gold, molybdenum and copper (ie. 1.25 m of 492 ppb Au; 2 m of 242 ppb au; 2m of 177 ppm Mo and 2m of 445 ppm Cu). Additional drilling is planned for this area during the 2007 exploration season.

c)	Reverse circulation drilling in the area of Zone III encountered anomalous gold values to the north of the area drilled in 2005. Additional follow up work has been recommended by the technical team.
d)

Seven reverse circulation drill holes were completed over a blind IP target. The program was successful in outlining a sulphide rich (predominantly pyrite) epithermal or high-level porphyry system that will require further testing in 2007.

III)	Manlai

Entree’s Manlai property is located approximately 125 kilometres to the north of Lookout Hill and adjoins the east end of Ivanhoe’s Kharmagtai porphyry copper-gold project.

Exploration at Entrée’s Manlai project in 2006 focused on following up targets identified during the previous field season. It consisted of 13 km of infill time domain IP survey, 8 diamond drill holes (totally 4,270 m), and additional geological mapping. The drilling and mapping greatly enhanced the Company’s understanding of the geological setting. The drilling was successful in partially defining a mineralized porphyry-style stockwork over an area approximately 250m x 500 m. This zone is still open along strike and to depth. Additional drilling is planned for the 2007 exploration season.

IV)	Khatsavch

The license for the Khatsavch concession was returned to the Mongolian government in October 2006.

V)	Oyut Tolgoi

In October 2006, after conducting due diligence evaluations, we chose not to pursue the acquisition of the three concessions that comprised the Oyut Tolgoi project in north-western Mongolia.

VI)	Sol Dos Prospect

Entrée commenced exploration of the Sol Dos copper prospect in the fall of 2006. The property is located in the Safford area of south east Arizona. A geophysical crew completed a 20 line km program consisting of deep probing IP and magnetic surveys. Entrée has an option to earn a 100% interest in Sol Dos, subject to a 2% NSR, half of which can be purchased by Entrée.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

The Company plans to drill targets outlined by the IP and magnetometer surveys. Government permitting has been received and drilling will commence as soon as the drill can be mobilized to the project site. The prospect is modeled as a large porphyry copper target, similar to the San Juan and Dos Pobres deposits, currently being developed by Phelps Dodge approximately 8 km to the northwest and to the deep, high-grade Resolution porphyry copper deposit being evaluated by Rio Tinto and BHP Billiton, approximately 100 km to the west.

B)	GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2006, general and administrative expense before stock-based and escrow share compensation was $2,060,233 compared to $1,561,941 in 2005 as set out above. The increase was primarily due to head office payroll, additional rent for expanded head office premises, consulting fees and listing fees in connection with listing on the Toronto Stock Exchange.

C)	STOCK-BASED COMPENSATION

For the year ended December 31, 2006, stock-based compensation expense was $1,031,683 compared to $5,074,100 in 2005 as set out above. Stock-based compensation expense in 2006 represents the fair value of 1,350,000 stock options granted during the year. In March, 2005, the Company became a Tier I Issuer on the TSX-V and as a result all stock options previously granted became fully vested. Consequently, the fair value of all unvested options except those issued to investor relations consultants was recognized in the first quarter of 2005. The balance of stock-based compensation expense represents the fair value of stock options granted in 2005 less the unvested portion of options granted to investor relations consultants.

D)	ESCROW SHARES COMPENSATION

The Company records compensation expense for performance shares held in escrow on a mark-to-market basis. For the six months ended June 30, 2005, the relative market price of the Company’s stock was decreasing, and therefore expense recoveries were recognized. At June 30, 2005, all performance escrow shares had been released from escrow and consequently there was no further escrow compensation expense or recovery.

E)	SHAREHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the year ended December 31, 2006, shareholder communications and investor relations expense before stock-based compensation was $1,273,422 compared to $353,221 in 2005. The increase was due to primarily to an investor relations campaign in Europe in early 2006 and to increased presence at investment conferences and trade shows.

F)	INTEREST INCOME

For the year ended December 31, 2006, interest income was $721,873 compared to $313,975 in 2005. The Company earns income on its cash and cash equivalents. The increase in interest

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

income in 2006 compared with 2005 arises from the investment of approximately $17,000,000 on average for one year at higher rates compared to approximately $24,000,000 on average for one half a year at lower rates. Cash balances were generated by private placements, warrants exercise and options exercise.

G)	FOREIGN CURRENCY TRANSLATION AND ADJUSTMENT

The Company’s operating currency is the Canadian dollar, whereas its reporting currency is the US dollar. During the year ended December 31, 2006, the Canadian dollar appreciated approximately 4% against the US dollar subsequently depreciated against the US dollar by approximately the same amount. The fluctuation resulted in an unrealized foreign currency adjustment of $252,317 for the twelve months ended December 31, 2006.

H)	OUTLOOK

Results of the 2006 field season in Mongolia were encouraging, as announced in news releases from October 25, 2006 and January 10, 2007. The Company intends to continue its exploration program on Lookout Hill and on the Manlai project during the next twelve months.

All of our exploration licenses in Mongolia currently expire in March or April 2008. Under Mongolian Minerals Law, we may extend these licenses until March or April 2010. Exploration license holders are entitled to apply for conversion to a mining license before their exploration license has expired. We intend to make application for appropriate conversion to mining licenses for some or all of our current exploration licenses.

The Company intends to complete the first phase of drilling at Sol Dos in Q2 2007. Once results have been compiled and analyzed, a determination will be made on whether to continue with exploration of this property.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

5.   SELECTED QUARTERLY DATA

6.	LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage. Working capital on hand at December 31, 2006 is $14,300,000 and is more than sufficient to finance budgeted exploration, general and administrative expense, investor relations for 2007. The company has approximately $7,000,000 surplus funds available for acquisitions and/or operating requirements for 2008. At present the Company is dependent on equity financing for additional funding if required. Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Operating activities

Cash used in operations was $8,489,352 for the year ended December 31, 2006 (2005 - $8,940,909) and represents expenditures on mineral property exploration and general and administrative expense as described above.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

Financing activities

During the year ended December 31, 2006, the Company issued common shares as follows:

During the year ended December 31, 2006, 250,000 warrants expired without exercise.

Investing activities

During the year ended December 31, 2006, the Company expended $302,892 on equipment, primarily for exploration activities (2005 - $729,815). The higher expenditure in 2005 was due to the setting up of the Manlai camp.

Table of Contractual Commitments

The following table lists as of December 31, 2006 information with respect to the Company’s known contractual obligations.

Outstanding share data

As at March 30, 2007, there were 70,913,093 common shares outstanding. In addition there were 8,573,000 stock options outstanding with exercise prices ranging from C$1.15 to C$2.34 per share. Share purchase warrants outstanding totalled 7,542,412 at prices ranging from C$2.75 to C$3.00 per share and expiring on dates varying from June 29, 2007 to July 7, 2007.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

7.	CAPITAL RESOURCES

The Company had no commitments for capital assets at December 31, 2006.

At December 31, 2006, the Company had working capital of approximately $14,300,000 compared with approximately $21,700,000 at December 31, 2005. Budgeted expenditures for the 12 months ending December 31, 2007 total approximately $5,300,000 for exploration and $2,000,000 for administration and shareholder communications, net of interest and other income. Working capital on hand is expected to exceed cash requirements for the ensuing twelve months by approximately $7,000,000.

The Company is committed to make lease payments for the rental of office space totaling $388,688 over five years (see Note 11 to the audited consolidated financials statements for the year ended December 31, 2006).

8.	OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for contractual obligation noted above.

9.	TRANSACTIONS WITH RELATED PARTIES

Related party transactions are summarized in Note 6 to the audited consolidated financial statements for the year ended December 31, 2006.

10.	FOURTH QUARTER

The Company’s exploration program typically winds down in November. General and administrative expense continues as does investor relations activity. There were no extraordinary items or year-end adjustments that affected normal operations during the fourth quarter.

11.	PROPOSED TRANSACTIONS

Not applicable.

12.	CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 5 to the Financial Statements. Unlike other numbers in the

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

13.	CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2006. Accounting policies used in the current year did not differ from those used in the prior current year. Effective January 1, 2006, the Company adopted SFAS No. 123(revised), “Share-Based Payment” [“SFAS 123(R)”] utilizing the modified prospective approach. The impact of adoption of the standard did not materially affect the Company’s financial position, results of operations, or cash flows because the Company adopted the fair value based method of accounting for stock options prescribed by SFAS 123, “Accounting for Stock-Based Compensation”, on May 1, 2003.

14.	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, deposits and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mongolian Tugriks. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

The Company’s cash equivalent are redeemable after 30 days without penalty and are renewable bank instruments that provide a fixed rate of interest during the term usually one year. When a matured instrument is renewed, the new interest rate may be higher or lower than the current rate. The Company reviews its bank instruments on a monthly basis and renews if interest rates are higher than on the current instrument.

15.	OTHER MD&A REQUIREMENTS

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with license and permitting requirements, as the exploration licenses for all Mongolian properties expire in March or April 2008. Mongolian Minerals Law was amended in July 2006. Consequently, our licenses may be extended for a further two year term for final expiry in March and April 2010, unless previously converted to mining licenses. The total estimated annual fees in order to maintain the licenses in good standing is approximately $280,000.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company’s financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2006

(In United States Dollars unless stated otherwise)

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Disclosure Controls and Procedures

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded that they are operating effectively.

It is important to recognize that the Company has limited administrative staffing. As a result, internal controls which rely on segregation of duties in many cases is not appropriate or possible. The Company relies heavily on senior management review and approval to ensure that the controls are effective as possible.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.